FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑                                                                 Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐                                                                         No: ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors
(Principal Executive Officer)

Dated: November 14, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Press Release issued November 4, 2005

Océ to reduce costs to strengthen profit growth

Venlo, the Netherlands, November 4, 2005 - Océ N.V. the leading international manufacturer and provider of digital document management technology and services, today announced that the company intends to deploy a cost reduction programme in Europe to further strengthen its profit growth.

In line with this approach, Océ earlier announced a partial shift of production to Asia and central Europe.

Sales of new printing systems are increasing and the trend towards recurring revenues from service contracts is developing positively. Further cost reductions are necessary to achieve the strategic growth and profit objectives disclosed earlier.

It is anticipated that Océ will cut 500 jobs in Europe, including 150 at corporate headquarters in Venlo, the Netherlands. This total excludes staff reduction as a result of the shift of production capacity announced earlier. Océ will provide the employees involved with as much assistance as possible in obtaining employment elsewhere.

Besides staff reduction, additional savings will be part of this programme.

The works council and the labour unions have been informed.

November 4, 2005

Océ N.V.

Venlo, the Netherlands

About Océ

Océ is one of the world’s leading suppliers of products and services for professional printing and document management, from document creation and design through to distribution and archiving. Thanks to their high quality, productivity and durability, Océ focuses on professional user environments, particularly on those in which high document volumes are processed.

Océ’s products and services are offered in 80 countries of which 30 direct via the company’s own sales and service organisations.

In 2004 Océ achieved total revenues of € 2.6 billion and has around 21.500 employees worldwide. For more information on Océ visit www.Oce.com.

For further information:

Investor Relations:	Press:

Pierre Vincent	Luuk Bruning
Senior Vice President Investor Relations	Corporate Communications
Venlo, the Netherlands	Venlo, the Netherlands
Telephone +31 77 359 2240	Telephone + 31 77 359 4580
E-mail investor@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://investor.oce.com